Exhibit 19.0

Policy Statement on Insider Trading and Confidentiality
Adopted July 17, 2024

To:          All directors, officers, and other employees of, and consultants and other service providers to, the Company.

This Policy Statement confirms procedures that such persons at every level must follow, arising from our responsibilities as a public company.

MainStreet Bancshares, Inc. and MainStreet Bank (collectively, the “Company”) hereby restate our guidelines with respect to transactions in securities of MainStreet Bancshares, Inc. based on material non-public (or “inside”) information and disclosure of confidential information, separate and apart from our Code of Ethics. This Policy Statement applies to all transactions involving common stock and other securities the Company may issue, including preferred stock, debt and derivative securities (e.g., depositary shares) relating to the Company’s securities.

Violations of applicable insider trading laws, inadvertent or otherwise, can result in severe civil and criminal penalties for the culpable individuals, Company management and the Company itself. Such violations can also severely damage the Company’s reputation for integrity and professionalism. Even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of ethical conduct. This Policy Statement establishes procedures to be followed to prevent both intentional and unintentional acts of prohibited insider trading and acts that facilitate such trading.

The Company’s policy against insider trading and disclosure of confidential information applies to directors, officers, other employees, consultants and other service providers, and the Company does not intend for anything in this Policy Statement to supersede or alter the Company’s Code of Ethics. Such persons are also responsible for ensuring that their spouses and other family members residing in their households adhere to the requirements of this Policy Statement.

Prohibition against trading on material non-public information. If you are aware of material information relating to the Company that has not yet been available to the public for at least two full trading days (“material non-public information”), you are prohibited from trading (i.e., buying or selling) the Company’s securities or directly or indirectly disclosing such information to any other person who may trade in the Company’s securities. You must also refrain from recommending the purchase or sale of the Company’s securities while in possession of material non-public information, or from knowingly assisting anyone who is engaged in any of the activities prohibited by this Policy Statement.

For example, if the Company makes an announcement before the commencement of trading on a Monday, you may trade in the Company’s securities starting on Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday). If the announcement is made on Monday after trading begins, you may not trade in the Company’s securities until Thursday. If the announcement is made on Friday after trading begins, you may not trade in the Company’s securities until Wednesday of the following week.

Material Information. It is difficult to describe exhaustively what constitutes “material” information, but you should assume that any information relating to the business and affairs of the Company, positive or negative (including a change in previous information or facts), which, if disclosed, might have a significant effect on the market price of the Company’s securities or might be of significance to a reasonable investor in determining whether to purchase, sell or hold the Company’s securities, is material. Information may be significant for this purpose even if it would not by itself determine the investor’s decision. Examples of information that may be material, depending on the circumstances, include a potential business acquisition, quarterly or annual results, dividends, stock splits, management changes, important product developments, major litigation developments and internal financial information. We emphasize that these examples are illustrative and do not constitute a complete list of the types of information that are “material.”

Non-public Information. “Non-public (or “inside”) information” is information that has not been generally disclosed in a manner sufficient to ensure its availability to the investing public. Information should be regarded as non-public until it has been disseminated widely to the investing public (e.g., in a press release distributed through a widely circulated news or wire service or in a Current Report on Form 8-K) for at least two full trading days.

When in doubt, information should be presumed to be both non-public and material.

Confidentiality. Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company, whether for the purpose of facilitating improper trading in the Company’s securities or not. You should not discuss internal Company matters or developments with anyone outside the Company, except as required in the performance of regular corporate duties.

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications made on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline to comment and refer the inquirer to the Chief Executive Officer or, in his absence, the Chief Financial Officer.

Applicability of Policy to Company. The Company itself shall comply with applicable securities laws with respect to its own trading activities and will not engage in transactions in Company securities, or adopt any Company securities repurchase plan, when it is in possession of material non-public information, other than in compliance with applicable laws and regulations, subject to policies and procedures adopted by the Company, and with the prior approval of the Chief Executive Officer or the Chief Financial Officer.

Applicability of Policy to Inside Information Regarding Other Companies. This Policy Statement and the guidelines described herein also apply to material non-public information regarding other companies, including the Company’s customers, vendors, or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on material non-public information regarding the Company’s business partners. You should treat material non-public information about the Company’s business partners with the same care required for information related directly to the Company.

If you have any doubt as to your responsibilities under these guidelines, seek clarification and guidance from the Chief Executive Officer or, in his absence, Chief Financial Officer, before you act. Do not try to resolve uncertainties on your own.

Violations of the Policy Statement. Applicable federal laws impose severe monetary and criminal penalties for insider trading violations. We expect the strictest compliance with these procedures by directors and all personnel at every level. Failure to observe them may result in serious legal difficulties for you (including disgorgement of profits earned or losses avoided, civil fines, private actions by other investors, and criminal prosecution), as well as for the Company. A failure to follow the letter (or the spirit) of these policies will be considered a matter of extreme seriousness and grounds for disciplinary action.

Each director, officer, other employee, consultant, and other service provider must certify by signing and returning the attached certification, that he or she has read, understands and will abide by this Policy Statement.

CERTIFICATION

I have read the attached Policy Statement on Insider Trading and Confidentiality, understand the applicability of the Policy Statement to me and my family and agree to abide by the Policy Statement.

Date         Signature

Name (Printed)

Trading Restrictions. To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction, all “Covered Persons” must comply with this Supplement to the Policy Statement on Insider Trading and Confidentiality.

MainStreet Bancshares, Inc.

Supplement to the Policy Statement on Insider Trading and Confidentiality

The law in this area changes frequently, but very often is difficult to apply to individual fact situations. This Supplement contains basic guidelines only. Accordingly, advice should be sought promptly whenever there is any question about proposed or completed actions or statements.

Investment by Covered Persons (as defined below) in securities of MainStreet Bancshares, Inc. is generally desirable and not to be discouraged. However, such investments should be made with caution, and with recognition of the legal prohibitions against the use by Company “insiders” of confidential information for their own profit. The following are guidelines to aid officers and directors and others who have access to “inside” information in determining when trading in the Company’s securities is inappropriate. These guidelines are intended to serve as a supplement to the Company’s Policy Statement on Insider Trading and Confidentiality.

The Company is providing this Supplement to the Policy Statement on Insider Trading and Confidentiality (“Supplemental Policy Statement”) to those persons who, because of the nature of their employment or position, are most likely to have access to material non-public and confidential information regarding the Company. This Supplemental Policy Statement applies to transactions in securities of MainStreet Bancshares, Inc. by (i) members of the Board of Directors (the “Board”) and (ii) officers of MainStreet Bancshares, Inc. who are subject to the reporting requirements under Section 16 of the Securities Exchange Act of 1934, as amended (collectively referred to herein as “Covered Persons”). Covered Persons are also responsible for ensuring that their spouses and other family members residing in their households adhere to the requirements of this Supplemental Policy Statement.

General Trading Restrictions

Consistent with the Company’s Policy Statement on Insider Trading and Confidentiality, Covered Persons may not trade in securities of MainStreet Bancshares, Inc. if they have knowledge of material information about the Company that has not been made widely available to the investing public. If you have any questions whether information that you possess may be or may become material, we urge that you discuss the matter with the Chief Executive Officer or, in his absence, the Chief Financial Officer, promptly. Once information has been released by the Company, Covered Persons must refrain from trading in the Company’s securities until sufficient time has passed to ensure that the information has been widely distributed to the investing public. In most cases, Covered Persons must refrain from trading until two full trading days after release by the Company of the information, but if circumstances warrant, it may be advisable to wait a longer period. If you have any questions as to whether it is appropriate to trade in a given circumstance, contact the Chief Executive Officer or, in his absence the Chief Financial Officer, for advice prior to trading. Additionally, except for bona fide gifts and exercises of Company-granted stock option for cash, Covered Persons may not trade, without prior permission for reasons of exceptional personal hardship, during any period that has been designated as a Trading Blackout period, whether they possess any material non-public information about the Company.

Notice & Pre-Clearance of Transactions

All Covered Persons must notify the Chief Executive Officer or, in his absence, the Chief Financial Officer, at least three business days prior to engaging in any transaction in Company securities (including bona fide gifts and stock option exercises). In addition, all Covered Persons must pre-clear any such transactions in Company securities with the Chief Executive Officer, or, in his absence, the Chief Financial Officer. Unless renewed, a pre-clearance for any proposed trade will be valid for [five business days] unless a shorter period is specified in such pre-clearance or unless such pre-clearance is revoked prior to that time.

Quarterly and Event Specific Blackout Periods

A Covered Person generally may trade in Company securities if he or she does not possess any material information about the Company that has not been publicly disclosed, and no limitation on trading (a “Trading Blackout”) has been declared.

Trading by a Covered Person will generally be appropriate outside of a Trading Blackout, as long as he or she does not possess any material nonpublic information, provided that prior to trading the Covered Person contacts the Chief Executive Officer or, in his absence, the Chief Financial Officer, to pre-clear the transaction.

Quarterly Trading Blackout Period. Covered Persons may not purchase or sell Company securities during the period beginning on and including the 15th day of the last month of each fiscal quarter and ending two full trading days after the Company’s public release (i.e., distributed through a widely circulated news or wire service or reported in a Quarterly Report on Form 10-Q) of earnings results for such quarter.

The safest period for trading in the Company’s securities, assuming the absence of material non‐public information, is generally the first ten days following the end of a quarterly Trading Blackout. This is because Covered Persons will, as any quarter progresses, be increasingly likely to possess material non-public information about the expected financial results for the quarter.

Event-Specific Trading Blackout Period. The Company may also impose event-specific trading bans from time to time in the event of material developments. Depending on the circumstances, these event-specific trading bans may be announced or unannounced. If unannounced, Covered Persons will be informed that trading is not permitted when they contact the Chief Executive Officer or, in his absence, the Chief Financial Officer, to pre-clear the applicable transaction.

The purpose behind the Trading Blackouts is to help establish a diligent effort to avoid any improper transactions in Company securities. It should be noted that even outside of the Trading Blackouts any person possessing material non-public information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two full trading days. Although the Company may from time to time impose event-specific blackouts because of developments known to the Company and not yet disclosed to the public, each person is always individually responsible for compliance with the prohibitions against trading based on material non-public information. Covered Persons are expected to always use good judgment.

10b5-1 Plans

In accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, Covered Persons may establish written trading plans that would permit (i) automatic trading of the Company’s securities through a third-party broker or (ii) trading of the Company’s securities by an independent person (e.g., a qualified brokerage firm or trustee) who is not aware of material non-public information at the time of a trade. A Rule 10b5-1 trading plan must be established outside of a Blackout Period and during a time when the Covered Person is not aware of material non-public information. Trades made pursuant to a Rule 10b5-1 compliant trading plan would not be subject to the limitations and restrictions set forth in this Supplemental Policy Statement. Trading pursuant to a Rule 10b5-1 plan may occur during a Trading Blackout or even when the Covered Person is aware of material non-public information, if the independent person administering the Rule 10b5-1 plan is not aware of material non-public information. However, any purchase or sale of shares or changes to a Rule 10b5-1 trading plan based on material non-public information is prohibited.

Each Rule 10b5-1 trading plan (or the form of a plan established by a qualified brokerage firm or other third party) must be reviewed by the Chief Executive Officer or, in his absence, the Chief Financial Officer, prior to establishment in order to confirm compliance with this policy and the applicable securities laws.

Option Exercises

Covered Persons may exercise for cash only Company-granted stock options at any time, even during a Trading Blackout or while in possession of material non-public information about the Company. While the exercise of an option is considered a purchase of Company stock, the prohibition on the purchase or sale of Company securities while in possession of material non‐public information is limited to transactions with third parties, where there is an injured party on the other end of the transaction. In the context of a Company-granted option exercise pursuant to the terms and conditions of a previously awarded stock option agreement (with no broker or other third-party involvement), there is no potentially injured third party. Therefore, Covered Persons may exercise Company-granted stock options at any time (if there is no broker or other third party involved).

While Covered Persons are permitted to exercise Company-granted stock options in the above circumstances, from a public relations standpoint a Covered Person may choose to not exercise Company-granted stock options during a Trading Blackout to avoid public scrutiny. Therefore, the Company requests that Covered Persons limit exercising Company-granted stock options during a Trading Blackout to instances where the options are about to expire, or some hardship exists.

Covered Persons may not, however, exercise a call option (an option purchased from a third-party) while in possession of material non-public information or during a Trading Blackout. Such an exercise would be a violation of securities laws. In addition, because sales of the underlying securities through a brokerage firm in connection with cashless exercises of options involve sales outside of the stock option agreement (not with the Company or a Company benefit plan), Covered Persons may not exercise a Company-granted stock option by means of a cashless exercise during a Trading Blackout or while in possession of material non-public information about the Company. Although Covered Persons may exercise for cash only Company-granted stock options during a Trading Blackout or while in possession of material non-public information, Covered Persons may not while in possession of material non-public information sell the Company securities acquired upon such option exercise.

Policy Against Pledging Company Stock

Purpose. The Board believes that ownership of the Company’s common stock by Covered Persons promotes alignment of interest with shareholders. The Board recognizes that pledging by Covered Persons of the Company’s securities as collateral for indebtedness creates the risk of an unplanned sale that may occur at a time when the Covered Person is aware of material nonpublic information or is otherwise not permitted to trade in the Company’s securities.

Guidelines. Covered Persons shall not, directly, or indirectly, pledge, hypothecate, or otherwise encumber securities of MainStreet Bancshares, Inc. as collateral for indebtedness. This prohibition includes, but is not limited to, holding such securities in a margin account or any other account that could cause the securities to be subject to a margin call or otherwise be available as collateral for a margin loan.

The foregoing prohibition applies to securities that (i) a Covered Person owns directly or indirectly or (ii) are granted as part of a Covered Person’s compensation.

Compliance. Each Covered Person will be expected to certify compliance with this Policy annually and otherwise from time to time upon request by the Board or a committee of the Board.

Timing. Covered Persons shall, within 60 days, unwind or otherwise terminate any transaction existing as of the time such Covered Person became subject to this Supplemental Policy Statement that would otherwise violate this policy.

Administration. This Supplemental Policy Statement will be administered and interpreted by the Compensation Committee of the Board. Any determination by the Compensation Committee with respect to this Supplemental Policy Statement shall be final, conclusive and binding on all interested parties.

Prohibited Transactions. To avoid the perception of impropriety, Covered Persons must not speculate in the Company’s securities, at any time. For the purposes of this Policy, “speculate” means the purchase or sale of the Company’s securities with the intention of reselling or buying back such securities in a relatively short period of time, with the expectation of a rise or fall in the market price. Additionally, certain types of transactions are by their nature regarded as speculative. Therefore, Covered Persons must not at any time:

●	Sell the Company’s securities that are not owned or fully paid for (otherwise known as a “short sale”);

●	Buy or sell a call or a put option on the Company’s securities or enter into any equity monetization transaction that would have an equivalent effect; or

●

Enter into any other financial instrument designed to hedge or offset a decrease in the market value of the Company’s securities, including without limitation, pre-paid variable forward contracts, equity swaps, collars or units of exchange funds.

Supplemental Policy Statement Compliance with Code of Ethics and Business Conduct When trading in securities of MainStreet Bancshares, Inc., in addition to the notice and pre‐clearance requirements described above, a Covered Person must also adhere to the Company’s Code of Ethics and Business Conduct and its general policy prohibiting trading based on material non-public information.

Termination of Employment or Departure from the Board

Covered Persons must comply with these trading restrictions for a period of 6 months following termination of employment or departure from the Board.

Certification

Each Covered Person must certify by signing and returning the attached Certification that he or she has read, understands, and will abide by this Supplemental Policy Statement.

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If you have any questions about whether you should be trading in the Company’s securities, contact the Chief Executive Officer at (703) 481-4555 or, in his absence, the Chief Financial Officer at (571) 375‐1345.

CERTIFICATION

I have read the Company’s Supplement to the Policy Statement on Insider Trading and Confidentiality for Covered Persons, understand the applicability of the Supplemental Policy Statement to me and my family and agree to abide by the terms and conditions of Supplemental Policy Statement.

Date         Signature

Name (Printed)